Exhibit 21.1

List of Principal Subsidiaries and Consolidated Entities of the Registrant

Subsidiaries	Place of Incorporation

Momo Technology HK Company Limited	Hong Kong

Beijing Momo Information Technology Co., Ltd.	PRC

Consolidated Affiliated Entity

Beijing Momo Technology Co., Ltd.	PRC

Subsidiary of the Consolidated Affiliated Entity

Chengdu Momo Technology Co., Ltd.	PRC